                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)


                           FUQUA ENTERPRISES, INC.
                           -----------------------
                      (formerly Vista Resources, Inc.)
                      --------------------------------
                              (Name of Issuer)



                   Common Stock, par value $2.50 per share
                   ---------------------------------------
                       (Title of Class of Securities)



                                 361022-10-6
                                 -----------
                               (CUSIP Number)



                                J. Rex Fuqua
                             One Atlantic Center
                         1201 West Peachtree Street
                                 Suite 5000
                           Atlanta, Georgia  30309
                          Telephone: (404) 815-2000
----------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
                             and Communications)





                               Not Applicable
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [   ].

------------------------------
CUSIP NO.        361022-10-6
------------------------------

---------------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. B. Fuqua

---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----

---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------

---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      693,917
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              435,698
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            693,917
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            435,698
                                                   --------------------------

---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. B. Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 1,129,615 shares of the Common Stock (372,232 individually, 160,843 as trustee for The Jennifer Calhoun
Fuqua Trust, 160,842 shares as trustee for The Lauren Brooks Fuqua Trust, 69,698 as an officer and director of
The J. B. Fuqua Foundation, Inc., and 366,000 as an officer and director of Fuqua Holding, Inc.).

---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------


---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 25.4%

---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

---------------------------------------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        361022-10-6
----------------------------------

--------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. Rex Fuqua

---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                     (a)    X
                                                                                          -----
                                                                                     (b)
                                                                                          -----

---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         PF

---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                     ---------

---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      310,142
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              435,698
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            310,142
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            435,698
                                                   --------------------------

---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. Rex Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 745,840 shares of the Common Stock (310,142 individually, 69,698 as an officer and director of The
J. B. Fuqua Foundation, Inc. and 366,000 as an officer and director of Fuqua Holdings, Inc.).

---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------


---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 16.8%

---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

---------------------------------------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        361022-10-6
----------------------------------

---------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Fuqua Holdings, Inc.

                  IRS I.D. No. 58-2185727
---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----

---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------

---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      366,000
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            366,000
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings, Inc., the general partner of Fuqua Holdings - I, L.P., may be deemed to own beneficially
(through the power of its sole directors and shareholders, J. B. Fuqua and J. Rex Fuqua, to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------


---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 8.2%

---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO

---------------------------------------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        361022-10-6
----------------------------------

---------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Fuqua Holdings - I, L.P.

                 IRS I.D. No. 58-2185724
---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----

---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------

---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      366,000
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            366,000
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings - I, L.P. may be deemed to own beneficially (through the power of J. B. Fuqua and
         J. Rex Fuqua as the sole directors and shareholders of Fuqua Holdings, Inc., the general partner of
         Fuqua Holdings-I, L.P., to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------

---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 8.2%

---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         PN
---------------------------------------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        361022-10-6
----------------------------------

--------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Jennifer Calhoun Fuqua Trust
                 IRS I.D. No. 58-6163768

---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----

---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------

---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      160,843
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            160,843
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Jennifer Calhoun Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J. B. Fuqua, to direct the vote and disposition thereof) 160,843 shares of the Common Stock.

---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------


---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 3.6%

---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person
         OO

---------------------------------------------------------------------------------------------------------------

-----------------------------------
CUSIP NO.        361022-10-6
-----------------------------------

---------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Lauren Brooks Fuqua Trust
                 IRS I.D. No. 58-6163767

---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----

---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------

---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      160,842
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            160,842
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Lauren Brooks Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee,
J. B. Fuqua, to direct the vote and disposition thereof) 160,842 shares of the Common Stock.

---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------


---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 3.6%

---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person
         OO

---------------------------------------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        361022-10-6
----------------------------------

---------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The J. B. Fuqua Foundation, Inc.
                 IRS I.D. No. 23-7122039

---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----

---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------

---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      69,698
                                                   ----------------------------------
Beneficially                               8.      Shared Voting Power
Owned by                                                    0
                                                   ----------------------------------
Each Reporting                             9.      Sole Dispositive Power
Person With                                                 69,698
                                                   ----------------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   ----------------------------------

---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The J. B. Fuqua Foundation, Inc. may be deemed to own beneficially (through the power of its directors and officers to direct the vote thereof) 69,698 shares of the Common Stock.

---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------


---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 1.6%

---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO

---------------------------------------------------------------------------------------------------------------

                                  Introduction


                 This Statement constitutes Amendment No. 6 ("Amendment No. 6") to a Schedule 13D, dated March 27, 1989 (the "Schedule 13D"), of J. B. Fuqua,
J. Rex Fuqua, Fuqua Holdings, Inc., Fuqua Holdings - I, L.P., The Jennifer Calhoun Fuqua Trust, The Lauren Brooks Fuqua Trust, and The J. B. Fuqua Foundation, Inc. (collectively, the "Reporting Persons"), with respect to the common stock, par value $2.50 per share (the "Common Stock"), of Fuqua Enterprises, Inc. (formerly Vista Resources, Inc.), a Delaware corporation ("Fuqua"). This Amendment No. 6 makes reference to Amendment No. 4, dated July 19, 1995, which amended and restated the Schedule 13D ("Amendment No. 4") and Amendment No. 5, dated August 28, 1995, which was filed to reflect the purchase by J. Rex Fuqua of 30,000 shares of Common Stock in a private transaction ("Amendment No. 5"). Effective September 8, 1995, Vista Resources, Inc. changed its corporate name to Fuqua Enterprises, Inc. Accordingly, references in Amendment Nos. 4 and 5 to the term "Vista" should be read as a reference to "Fuqua."

                 This Amendment No. 6 is being filed solely to reflect the change in the percentage of Common Stock owned by the Reporting Persons due to the issuance by Fuqua of 600,000 shares of Common Stock in connection with its acquisition of Basic American Medical Products, Inc. on November 8, 1995. Except for the purchase of Common Stock by J. Rex Fuqua described in Amendment No. 5, none of the Reporting Persons has acquired or disposed of any shares of Common Stock since the filing of Amendment No. 4.

Item 5.  Interest in Securities of the Issuer.

                 Sections (a)-(b) and (c) of Item 5 of Amendment No. 5 are hereby deleted in their entirety and replaced by the following:

                 (a)-(b) Schedule I hereto sets forth the record and beneficial ownership of shares of common stock for each of the Reporting Persons, and is incorporated herein by reference. The aggregate of the holdings reflected on Schedule I is 1,439,757 shares of Common Stock (which amount has not changed since the filing of Amendment No. 5), which represents approximately 32.4% of the total number of shares of Common Stock which Fuqua had issued and outstanding as of December 20, 1995 (4,442,179 shares).

                 (c) None of the persons listed in Item 2 of Amendment No. 4 has effected any transaction in the Common Stock in the past 60 days.

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 20, 1995


                                         *
                                 ---------------------------------------------
                                 J. B. FUQUA


                                      /s/ J. Rex Fuqua
                                 ---------------------------------------------
                                 J. REX FUQUA


                                 FUQUA HOLDINGS, INC.


                                 By:     /s/ J. Rex Fuqua
                                     -----------------------------------------

                                 Name:   J. Rex Fuqua
                                         -------------------------------------

                                 Title:  President
                                         -------------------------------------


                                 FUQUA HOLDINGS - I, L.P.
                                 By:  FUQUA HOLDINGS, INC., its General Partner


                                 By:     /s/ J. Rex Fuqua`
                                     -----------------------------------------

                                 Name:   J. Rex Fuqua
                                        --------------------------------------

                                 Title:  President, Fuqua Holdings, Inc.
                                        --------------------------------------


                                 THE JENNIFER CALHOUN FUQUA TRUST


                                 By:     *
                                     -----------------------------------------

                                 Name:   J. B. Fuqua
                                       ---------------------------------------

                                 Title:  Trustee
                                        --------------------------------------

                                 THE LAUREN BROOKS FUQUA TRUST


                                 By:          *
                                     ----------------------------------------


                                 Name:   J. B. Fuqua
                                       --------------------------------------

                                 Title:  Trustee
                                        -------------------------------------


                                 THE J. B. FUQUA FOUNDATION, INC.


                                 By:        *
                                    -----------------------------------------

                                 Name:   J. B. Fuqua
                                       --------------------------------------

                                 Title:  Chairman/President
                                       --------------------------------------

                                 *By:   /s/ J. Rex Fuqua
                                      ---------------------------------------
                                        J. Rex Fuqua
                                        Attorney-in-Fact

                                   SCHEDULE I







                                                                          Sole               Shared
                                          Sole          Shared          Dispositive        Dispositive
Reporting Person                      Voting Power    Voting Power        Power               Power             Beneficially Owned
----------------                      ------------    ------------        -----           --------------       ------------------


J. B. Fuqua(1)                          693,917        435,698           693,917              435,698              1,129,615
J. Rex Fuqua(2)                         310,142        435,698           310,142              435,698                745,840
Fuqua Holdings, Inc.(3)                 366,000              0           366,000                    0                366,000
Fuqua Holdings - I, L.P.(4)             366,000              0           366,000                    0                366,000
The Jennifer Calhoun Fuqua Trust(5)     160,843              0           160,843                    0                160,843
The Lauren Brooks Fuqua Trust(6)        160,842              0           160,842                    0                160,842
The J. B. Fuqua Foundation, Inc.(7)      69,698              0            69,698                    0                 69,698

-----------------

(1) J. B. Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 1,129,615 shares of the Common Stock (372,232 individually, 160,843 as trustee for The Jennifer Calhoun Fuqua Trust, 160,842 shares as trustee for The Lauren Brooks Fuqua Trust, 69,698 as an officer and director of The J.B. Fuqua Foundation, Inc., and 366,000 as an officer and director of Fuqua Holdings, Inc.).

(2) J. Rex Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 745,840 shares of the Common Stock (310,142 individually, 69,698 as an officer and director of The J.B. Fuqua Foundation, Inc., and 366,000 as an officer and director of Fuqua Holdings, Inc.).

(3) Fuqua Holdings, Inc., the general partner of Fuqua Holdings - I, L.P., may be deemed to own beneficially (through the power of its sole directors and shareholders, J.B. Fuqua and J. Rex Fuqua, to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

(4) Fuqua Holdings - I, L.P., may be deemed to own beneficially (through the power of J.B. Fuqua and J. Rex Fuqua as the sole directors and shareholders of Fuqua Holdings, Inc., the general partner of Fuqua Holdings - I, L.P., to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

(5) The Jennifer Calhoun Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J.B. Fuqua, to direct the vote and disposition thereof) 160,843 shares of the Common Stock.

(6) The Lauren Brooks Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J.B. Fuqua, to direct the vote and disposition thereof) 160,842 shares of the Common Stock.

(7) The J.B. Fuqua Foundation, Inc. may be deemed to own beneficially (through the power of its directors and officers to direct the vote thereof) 69,698 shares of the Common Stock.